SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 15, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated September 15, 2006, which comments on the pending patent infringement ruling by the United States International Trade Commission and the volume shipment of the Series 7500 products.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/s/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: September 15, 2006

Actions Semiconductor Comments on Pending ITC Patent Ruling

Company Commences Volume Shipment of Series 7500 Products for

U.S. and European Markets

Zhuhai, China, Sept. 15, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of the largest fabless IC companies in China, comments on its intellectual property strategy and its position on the anticipated Final Determination by the United States International Trade Commission (the “ITC”) expected later today in regard to the patent infringement lawsuit between Actions and SigmaTel (ITC-337-TA-538).

“Regardless of the outcome of the ITC case, Actions Semiconductor is committed to developing intellectual property as well as respecting the rights of others,” said Nan-Horng Yeh, Actions Semiconductor Chief Executive Officer. “To better address the U.S. and European markets, we commenced volume shipments of our Series 7500 products in August which are based on new proprietary technology and do not infringe the patents of the ITC inquiry. Offering unique cutting edge solutions and compelling cost advantages, the Series 7500 products utilize 0.18 micron process technology, as well as other new technologies, optimizing power consumption and producing better audio quality that is comparable to CD.”

“The products that were under review by the ITC constitute a non-material portion of Actions’ overall revenue mix and we estimate less than 10% of our products sold in the global market are shipped to the United States,” Yeh added. “Actions is committed to innovation and customer satisfaction. We respect the ITC’s thorough process in evaluating our case and have already taken all appropriate measures to ensure the products in question are no longer imported to the U.S. market.”

Previous events leading to the anticipated Final Determination include:

-	March 2006: The ITC issued a Preliminary Judgment asserting SigmaTel’s two patents numbered 6366522 and 6633187 were infringed upon by Actions Semiconductor.

-	June 2006: The ITC delayed a final ruling and modified a key claim construction under patent 522 and requested the administrative law judge to reconsider the infringement issue for certain products in light of the modified claim construction. The ITC also abstained from reviewing issues with respect to patent 187, as the ITC said those issues are outside of its scope of review.

-	August 2006: The administrative law judge issued a Determination confirming that Actions’ products utilizing current firmware 952436 do not infringe the 522 patent.

To date, there have been no restrictions placed on the importation of Actions’ integrated circuits to the U.S. market. In anticipation of future restrictions on previous generation products, Actions plans to only sell products for shipment into the U.S. market that are not subject to the patent infringement lawsuit.

Separately, Actions announced earlier this week the filing of a complaint in Shenzhen Intermediate Peoples’ Court against SigmaTel seeking to prohibit infringement of Actions’ intellectual property in a key digital audio processing technology patent owned by Actions and utilized in SigmaTel products: STMP 3502, 3503, 3505, 3506, 3510, 3520.

Actions appreciates the continued support from its clients, suppliers and other partners. The Company will continue its focus on innovation and leadership in mixed-signal and multimedia SoC solutions for portable consumer electronics.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967